UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

EXPLANATORY NOTE

Petrobras is amending its report on Form 6-K furnished to the Securities and Exchange Commission on August 5, 2019 (File/Film Number: 001-15106 / 19997747) (the “Original 6-K”) solely for the purpose of adding Exhibit 101, which contains Interactive Data File disclosure in accordance with Rule 405 of Regulation S-T. Except as described above, this amendment does not amend any information set forth in the Original 6-K.

Exhibit Index

Exhibit	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer